Exhibit 99.1

25 July 2018

Trading Update

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and immunotherapy, today announces a trading update for the six months ended 30 June 2018.

The Company remains on track to deliver financial results in line with market expectations for FY18. For the six months to June 2018, the Board expects total gross product revenues of approximately £5.8 million, a 16% increase from the £5.0 million recorded in the six months to June 2017. Sales for the second half of 2017 represented 56% of full year gross product sales, and the Board anticipates a similar split in 2018, subject to continued sales growth at historic rates.

As previously announced, the Board continues to review a range of options to meet its cash flow needs, including non-dilutive financing and other strategic alternatives.

The Company also notes that the clinical trials for two of its key oncology drug candidates, the sustained release product Q-Octreotide MTD201 for the treatment of acromegaly and carcinoid cancer and MTX110 for the treatment of Diffuse Intrinsic Pontine Glioma or “DIPG”, continue to progress well, along with the clinical trial preparation work currently underway for MTD119, the Company’s advanced liver cancer drug candidate which received Orphan Drug Designation earlier this year. The Company remains on track to announce the results of the initial phase of its ongoing first in-human study of Q-Octreotide MTD201 in late Q3 or early Q4 2018.

Commenting on trading update, Dr Craig Cook, CEO of Midatech, said: "I am pleased to report a strong trading update for the first half of the year, with continued sales growth in our US business and significant progress made in our key clinical programmes, MTD201 and MTX110. There is renewed momentum throughout the Group as we progress towards the key value inflection points for our clinical pipeline over the next eighteen months, and we remain focused on bringing our innovative and potentially life-changing therapies to market in areas of significant unmet need.”

The Company will announce its interim results in September 2018.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends -

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

+44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley / Emma Earl / Ryan McCarthy

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and immunotherapy. Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. Midatech Pharma US is the Group's US commercial operation, with four cancer supportive care products. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding our estimates regarding future revenues, capital requirements and needs for additional financing, our ability to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle, sustained release drug delivery or Nano Inclusion platforms, the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by us in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning us are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, we do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.